EXHIBIT 21

Subsidiaries of the Registrant

	State or Other Jurisdiction of Incorporation	Percentage Ownership

Parent
Kentucky First Federal Bancorp	United States	N/A
Subsidiaries (1)
First Federal Savings and Loan Association of Hazard	United States	100%
Frankfort First Bancorp, Inc.	Delaware	100%
First Federal Savings Bank of Frankfort (2)	United States	100%
Main Street Financial Services, Inc. (3)	Kentucky	100%

(1)	The assets, liabilities and operations of the subsidiaries are included in the consolidated financial statements contained in the Annual Report to Stockholders attached hereto as Exhibit 13.

(2)	Wholly owned subsidiary of Frankfort First Bancorp, Inc.

(3)	Wholly owned subsidiary of First Federal Savings Bank of Frankfort. During fiscal 2004, the operations of the subsidiary were merged into those of First Federal Savings Bank of Frankfort.